Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

January 8, 2013

Mr. Larry Spirgel Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	China Growth Equity Investment Ltd. Revised Preliminary Merger Proxy Statement on Schedule 14A Filed December 19, 2012 File No. 001-35192

Dear Mr. Spirgel:

On behalf of our client, China Growth Equity Investment Ltd., a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated December 28, 2012 (the “Staff’s Letter”) regarding the Company’s above-referenced Amended Preliminary Merger Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 18, 2012. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Proxy Statement (the “Revised Proxy Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Revised Proxy Statement that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Revised Proxy Statement.

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NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Mr. Larry Spirgel January 8, 2013 Page 2

General

1.	In your response letter, please provide your analysis of the exemption from registration you are relying upon for the offer of shares to the shareholders of China Dredging Group Co., Ltd. (“CDGC”) and Merchant Supreme Ltd. pursuant to the contemplated transactions.

The offer of ordinary shares of the Company to the shareholders of CDGC and Merchant Supreme Co., Ltd. is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 thereunder. Recognizing the potential application of Rule 145 under the Securities Act to the business combination, the Company respectfully advises the Staff that the contemplated business combination is being made to a limited number of persons with pre-existing, substantive relationships with CDGC or Merchant Supreme Co., Ltd., including long-term shareholders, without any general solicitation or advertising. Consistent with Rule 506(b)(2), the Company believes there will be no more than 35 persons, as calculated in accordance with Rule 501(e), who will receive ordinary shares of the Company in the proposed business combination. More specifically, the Company believes that there are an aggregate of 77 beneficial owners of CDGC and Merchant Supreme Co., Ltd. who will acquire ordinary shares of the Company, of which no more than 35 are unaccredited. Each unaccredited beneficial owner of CDGC and Merchant Supreme Co., Ltd. will receive information about the Company in accordance with Rule 502(b). All of the ordinary shares issued by the Company in the proposed business combination will contain legends in accordance with Rule 502(d) stating that the ordinary shares have not been registered under the Securities Act and referring to the restrictions on their transfer and sale.

Mr. Larry Spirgel January 8, 2013 Page 3

Letter to Shareholders of China Growth Equity Investment Ltd.

2.	You disclose in the fourth paragraph that, “Shareholders holding CGEI Ordinary Shares following the merger with CDGC or the acquisition of Pingtan Fishing will be able to redeem their shares up to the business day immediately prior to the vote on the proposal to approve and adopt the Merger Agreement.” Please revise to remove from this sentence “following the merger with CDGC or the acquisition of Pingtan Fishing” or advise.

Changes in response to the Staff’s Comment have been made to the Letter to Shareholders of China Growth Equity Investment Ltd. in the Revised Proxy Statement.

Questions and Answers, page 1

Q: Why am I receiving this proxy statement?

3.	Please revise your reference to CDGC and Merchant Supreme “holding a controlling interest” in the PRC operating companies as this implies direct ownership.

Changes in response to the Staff’s Comment have been made to page 1 of the Revised Proxy Statement.

4.	Please add to this answer that, if the merger and related proposals are approved and all the transactions are consummated, CGEI also will not own the separate PRC operating entities. Instead, CGEI’s subsidiaries located in the PRC will have contractual arrangements with the shareholders of the PRC operating entities that are designed to provide effective control over the PRC operating entities by CGEI’s PRC subsidiaries.

Changes in response to the Staff’s Comment have been made to page 1 of the Revised Proxy Statement.

Q: Will CGEI remain listed on the NASDAQ following completion of the business combination?, page 1

5.	We note your disclosure on page 32 discussing that on December 5, 2012, Nasdaq rejected your plan of compliance with the minimum public holders rule and determined to delist your securities. In addition, on December 11, 2012, we note you filed a current report on Form 8-K providing notice of the Nasdaq delisting. Please revise this Q&A to include this information. In addition, discuss that since the business combination constitutes a change in control of CGEI, the Nasdaq requires CGEI to file a new initial listing application and meet its initial listing requirements at the time of the business combination. Discuss whether you believe you will be able to meet these listing requirements and, in the alternative, the consequences you may face if your securities are delisted from Nasdaq.

Changes in response to the Staff’s Comment have been made to page 1 of the Revised Proxy Statement.

Mr. Larry Spirgel January 8, 2013 Page 4

Q: Why is CGEI proposing the business combination, page 2

6.	Disclose that the two holding companies you are proposing to acquire are both controlled by the same person, Mr. Xinrong Zhuo

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

7.	Please clarify that the business described as CDGC’s is the business of Fujian Service, the PRC operating entity controlled by CDGC through contractual arrangements.

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

Q: Why is CGEI proposing the share increase authorization proposal?, page 2

8.	Please revise your disclosure throughout your proxy statement, including revising your risk factor disclosure on page 23, to discuss the possible consequences to your existing stockholders of the issuance of additional shares of ordinary shares pursuant to the business combination. You should address the impact on stock price, the significant dilution of voting rights and earnings per share. We note that immediately following the completion of the business combination, assuming no holders of CGEI exercise their redemption rights, current CGEI shareholders will only own approximately 7.75% of your ordinary shares.

Changes in response to the Staff’s Comment have been made to pages 2, 23 and 157 of the Revised Proxy Statement.

Q: Immediately following completion of the business combination, who will own and control CGEI?, page 2

9.	Please also disclose the percentage ownership of CGEI assuming the maximum redemption of shares by CGEI shareholders that would leave at least $5.0 million of cash either inside or outside the trust account.

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

Q: What conditions must be satisfied to complete the business combination?, page 2

Mr. Larry Spirgel January 8, 2013 Page 5

10.	Disclose here or add another Q&A to address whether CDGC shareholders must approve the merger and, if so, whether and when that approval has been obtained.

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

Q: What is the US dollar value of the entirety of the outstanding obligations of CDGC and Pingtan Fishing and their respective affiliates?, page 2

11.	As previously requested in comment 4 in our letter dated November 21, 2012 and to assist us in understanding the companies to the transactions, please provide us with a chart of all of the obligations of the companies and affiliates being acquired in this business combination, including dollar amounts, timetables and related parties

The following charts set forth the details of the $126,458,609 in obligations of CDGC and Pingtan Fishing and their respective affiliates.

a) CDGC

As of September 30, 2012, the total obligations of CDGCand affiliates being acquired in the business combination were as follows:

(i) Accounts payable

Fee to third parties	September 30, 2012
Beihai Shunda Liya Shipping Service Co., Ltd	$694,798
Zhejiang Honglin Ship Engineering Co., Ltd	2,963,499
$3,658,297

CDGC purchased consumable parts from Beihai Shunda Liya Shipping Service Co., Ltd and Zhejiang Honglin Ship Engineering Co., Ltd. and paid the above amount in the fourth quarter of 2012.

Mr. Larry Spirgel January 8, 2013 Page 6

(ii) Accrued liabilities and other payables

September 30, 2012
Accrued salaries and wages	$127,062
Accrued staff benefits	240,755
Other tax payables	821,108
Accrued outsourced dredger services and labor	1,550,964
Other payables	330,791
$3,070,680

Accrued outsourced dredger services and labor

Fee to third parties	September 30, 2012
Beihai Shunda Liya Shipping Service Co., Ltd	$349,653
Zhejiang Honglin Ship Engineering Co., Ltd	1,201,311
$1,550,964

Accrued outsourced dredger services and labor was payable to the dredger owner. CDGC paid the above amount in the fourth quarter of 2012.

(iii) Advance from shareholder

September 30, 2012
Kit Chan	$182,163
$182,163

Kit Chan has served as a director of CDGC since August 2010, and has been an independent director since April 2011. Kit Chan held 4.95% of CDGC’s ordinary shares as of September 30, 2012.

(iv) Income tax payable

September 30, 2012
Income tax payable	$6,143,998
$6,143,998

CDGC has paid this amount in the fourth quarter of 2012.

Mr. Larry Spirgel January 8, 2013 Page 7

b) Pingtan Fishing

As of September 30, 2012, the total obligations of Pingtan Fishing and affiliates being acquired in the business combination were as follows:

(i) Other payable and accrued fee to the third parties	September 30, 2012	Timetable
Payable to Huanghai Ship Building Co., Ltd.	$7,437,886	Due in the next three months	(2)
Accrued salaries and wages	963,561	Due in the next month
Accrued professional fees	241,522	Due in the next three months
Others	208,528	Due in the next three months
	$8,851,497

(ii) Accounts payable to related parties

	September 30, 2012	Timetable
Avona	$6,163,051	Due in the next month	(1)
Hong Long	2,290,649	Due in the next month	(1)
Haifeng Dafu	215,383	Due in the next month	(1)
	$8,669,083

(iii) Accounts payable to non-related parties

	September 30, 2012	Timetable
Fuzhou Foreign Service etc.,	$2,607,831	Due in the next three months	(1)

(iv) Due to related parties	September 30, 2012	Timetable
Xinnong	$18,199,082	Due in less than 6 months	(1)
Fuzhou DongxingLongju Real Estate Co., Ltd.	5,586,327	Due in less than 6 months	(1)
Cheng Chen	1,772,432	Due in less than 6 months	(1)
Longfei Zhuo	1,600,481	Due in less than 6 months	(1)
Fuzhou Hairong Trading Co., Ltd.	791,264	Due in less than 6 months	(1)
Pingtan Heshun Fuel Co., Ltd.	759,615	Due in less than 6 months	(1)
	$28,709,201

Mr. Larry Spirgel January 8, 2013 Page 8

(v) Customer deposits	September 30, 2012	Timetable
Advance payment for fishes from clients	$777,744	Due in the next month

(vi)Short-term loans	September 30, 2012	Timetable

Short-term loan from Industrial & Commercial Bank of China Limited, Fuzhou Dongjiekou Branch (“ICBC Dongjiekou”), principal amount RMB45,000,000, due November 28, 2012, fixed interest rate at 6.7100% per annum, collateralized byan account receivable from a related party Fujian Xinnong Ocean Fisheries Development Co., Ltd. (“Xinnong”) of approximately $8,900,000 (RMB56,481,000), which has been fully repaid byXinnong prior to September 30, 2012	$7,121,380	Due November 28, 2012
Short-term loan from ICBC Dongjiekou, principal amount RMB21,500,000 in total, due January 17, 2013, fixed interest rate 6.1600%per annum, collateralized by account receivable from a related party Fuzhou Haifeng Dafu Ocean Fishing Co., Ltd. (“Haifeng Dafu”). Haifeng Dafu has early repaid account receivable amount in full prior to September 30, 2012	3,402,437	Due January 17, 2013
Short-term loans from Fujian Haixia Bank Limited, Fuzhou Hualin Branch (“Haixia Hualin”), principal amount RMB45,000,000, due March 30, 2013, fixed interest rate at 9.1840% per annum, guaranteed by Xinrong Zhuo, the controlling person of the Company	7,121,380	Due March 30, 2013
Short-term loans from ICBC Dongjiekou, principal amount US$4,838,914, due in installments through March 30, 2013, fixed interest rates from 1.6788% to 2.6480% per annum.	4,838,914	Due March 30, 2013
Short-term loans from China Minsheng Banking Corp., Ltd. Fuzhou Branch, principal amount RMB93,000,000, due in installments through January 2, 2013, fixed interest rate from 5.4178% to 5.5686% per annum, collateralized by the Company’s banker acceptances with the aggregate carrying amount of approximately $14,700,000	14,717,519	Due January 2, 2013

	$37,201,630

Mr. Larry Spirgel January 8, 2013 Page 9

(vii)Long-term loans

Long-term loans from Haixia Hualin, principle amount RMB35,000,000, due in installments through April 25, 2015, interest rate at 9.3400% per annum, guaranteed by Xinrong Zhuo (“Haixia Long-term Loans”)	$5,538,851	Due April 25, 2015
Long-term loans from China Minsheng Banking Corp., Ltd. Fuzhou Branch, principal amount RMB133,000,000, due in installments through March 16, 2015, interest rate at 7.7406% per annum, collateralized bythe Company’s fishing vessels and guaranteed by Xinrong Zhuo (“Minsheng Long-term Loans”)	21,047,634	Due March 16, 2015
	$26,586,485

(1)	Pursuant to the Pingtan Fishing share purchase agreement, Pingtan Fishing’s controlling equity owner, Xinrong Zhuo has arranged the repayment of 70% of the net amount resulting from “Due from Related Parties” offset against “Due to Related Parties” as of September 30, 2012, and Xinrong Zhuo shall agree in writing to arrange the repayment of the remaining 30% of such amount on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchase.
(2)	Pingtan Fishing entrusted Huanghai Ship Building Co., Ltd. (“Huanghai”) to build vessels and owed Huanghai $7,437,886 as of September 30, 2012. However, all payments were settled in November and December, 2012.

The above charts show the details of the total outstanding obligations of $126,458,609 for CDGC and Pingtan Fishing and their respective affiliates.

Mr. Larry Spirgel January 8, 2013 Page 10

Q: What is the US dollar value of the current related party arrangements of CDGD and Pingtan Fishing and their affiliates ?, page 2

12.	As previously requested in comment 4 in our letter dated November 21, 2012 and to assist us in understanding the companies to the transactions, please provide us with a chart of all current related party arrangements of the companies and affiliates being acquired in this business combination. Include the remaining beneficial owners of any related party entities and look through nominee shareholders or entities.

Below is the summary of all current related party arrangements of CDGC and Pingtan Fishing and their respective affiliates as of Sep. 30, 2012. For the nine months ended September 30, 2012, the value of the service and materials received from related parties by CDGC and Pingtan Fishing was $30,711,269. As of September 30, 2012, CDGC and Pingtan Fishing had a net due from related parties balance of $74,857,908.

The value of the service and materials received from related parties	$30,711,269
- By CDGC and its affiliates	$741,513
- By Pingtan Fishing and its affiliates	$29,969,756

Net due from related parties balance	$74,857,908
- Pingtan Fishing’s Notes Receivable transferred from related parties	$14,717,519
- Pingtan Fishing’s Due from related parties (Note 1)	$97,700,836
- Pingtan Fishing’s Due to related parties(Note 1)	($28,709,201)
- Pingtan Fishing’s Accounts Payable to related parties	($8,669,083)
- CDGC’s Advance from related parties	($182,163)

Note 1: Pursuant to the Pingtan Fishing share purchase agreement, Pingtan Fishing’s controlling equity owner, Xinrong Zhuo has arranged the repayment of 70% of the net amount resulting from “Due from Related Parties” offset against “Due to Related Parties” as of September 30, 2012, and Xinrong Zhuo shall agree in writing to arrange the repayment of the remaining 30% of such amount on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchased.

Mr. Larry Spirgel January 8, 2013 Page 11

Below charts are the details of the related party transactions and balances as of September 30, 2012.

a) CDGC

Related party transactions for the nine month periods ended September 30, 2012 and due from related parties as of September 30, 2012 were as follows:

Related party	Relationship	Transaction	US dollar value
Ping Lin	Wife of Xinrong Zhuo, sister of Qing Lin	Office rental of Fujian Service, Fujian WangGang and Wonder Dredging	26,034
Fujian Haiyi International Shipping Agency Co., Ltd.	Haiyi International is ultimately majority owned and controlled by Sunqiang Zhou, brother-in-law of Xinrong Zhuo and a Family Member	Hire crew service	715,479

Advanced from related parties as of September 30, 2012:

Related party	Relationship	Transaction	US Dollar Value
Fujian Gangjun Construction Co., Ltd	An affiliate company ultimately controlled by Xinrong Zhuo	Loan to Fujian WangGang, the amount has been repaid in July 2012.	nil
Fujian Yihai Investment Co., Ltd.	An affiliate company majority owned by Longjie Zhuo, sibling of Xinrong Zhuo	Loan to Fujian WangGang, the amount has been repaid in July 2012.	nil
Kit Chan	Kit Chan has served as a director since August 2010, and has been an independent director since April 2011. Kit Chan holds 4.95% of CDGC’s ordinary shares as of September 30, 2012.	Loan to China Dredging and Master Gold	182,163

Mr. Larry Spirgel January 8, 2013 Page 12

b) Pingtan Fishing

(i) All current related party arrangements of the companies and affiliates being acquired in this business combination as of nine months ended September 30, 2012 were as follows:

Related parties	Relationship	Transaction	US Dollar Value
PT. Avona Mina Lestari(1)	An affiliate company controlled by Xinrong Zhuo family domiciled in Indonesia, engaged in fishing base management and fishing vessel service	Purchase of fuel	$6,350,173
		Purchase of vessel maintenance service	1,082,780
		Purchase of transportation service	935,911
		Indonesia fleet vessel agency fee payable	286,190
		Indonesia fishing licenses paid on behalf of the Company	409,081
			$9,064,135

Fujian Honglong Ocean Fishery Company Limited	An affiliate company majority owned and controlled by Ping Lin, spouse of Xinrong Zhuo and a Family Member	Purchase of fishing nets and other onboard consumables	$3,805,880
		Crewmen compensation paid on behalf of the Company	94,952
		Cold storage warehouse and office rental paid by the Company	322,871
			$4,223,703

PT. DwikaryaReksaAbadi	An affiliate company controlled by Xinrong Zhuo family domiciled in Indonesia, engaged in fishing base management and fishing vessel service	Purchase of vessel maintenance service	$1,178,728

Mr. Larry Spirgel January 8, 2013 Page 13

Haifeng Dafu Enterprise Company Limited	An affiliate company domiciled in the Hong Kong Special Administrative Region of the PRC	Purchase of transportation service	$864,192
Hai Yi Shipping Limited	An affiliate company domiciled in the Hong KongSpecial Administrative Region of the PRC	Purchase of transportation service	$873,302

Fuzhou Haifeng Dafu Ocean Fishing Co., Ltd.	An affiliate company owned by Longfei Zhuo and Honghong Zhuo	Sale of frozen fish and other marine catches	$4,576,365
Cheng Chen	Cousin of Xinrong Zhuo, a Family Member	Sale of frozen fish and other marine catches	$157,232
Longhua Zhuo	a Family Member of Zhuo	Sale of frozen fish and other marine catches	$78,940
Fujian Xinnong Ocean Fisheries Development Co., Ltd.	An affiliate company to which Pingtan Fishing acted as a trustee equity owner. Xinnong is ultimately owned and controlled by Xiaojie Wu	Sale of frozen fish and other marine catches	$8,953,159

(1) Avona is an Indonesian enterprise engaged in fishing base management and fishing vessel operations. Its daily operations are controlled by the Xinrong Zhuo family, which also is the ultimate controlling beneficiary owner of Pingtan Fishing. Pursuant to the Fishing Vessel Administrative Agency Agreement dated December 28, 2009, followed by a Fishery Cooperative Agreement dated July 1, 2011 with a two-year term, entered into between Pingtan Fishing and PT. Avona Mina Lestari (“Avona”), Pingtan Fishing pays an annual agency fee to Avona, at a mutually agreed amount of $10,000 and $20,000, for the period from January 1, 2010 to September 30, 2011, and for the period from July 1, 2011 to July 1, 2013, respectively, for each of Pingtan Fishing’s fishing vessels for which Avona acts as an agent. According to the agreement, Avona provided services for Pingtan Fishing, including acquiring fishing permits, rendering food and water, contacting the logistics companies and arranging the transportation of the catch back to the PRC.As of September 30, 2012 and December 31, 2011, due from related parties were:

Mr. Larry Spirgel January 8, 2013 Page 14

(ii) As of September 30, 2012, due from related parties were:

Related parties	Relationship	Amount as of September 30,2012	Description
Fujian Yihai Investment Co., Ltd.	An affiliate company majority owned by Longjie Zhuo, sibling of Xinrong Zhuo	$23,066,761	loans to related party
Panxing Zhuo	Father of Xinrong Zhuo, a Family Member	19,814,693	loans to related party
Xiaomei Yang	An employee of the company and niece of Xinrong Zhuo	10,675,075	loans to related party
Fuzhou Haoyouli Fisheries Development Co., Ltd.	An affiliate company to which the company acted as trustee equity owner. Haoyouli is ultimately owned and controlled by Sunqiang Zhou	10,357,652	loans to related party
China Communication Materials Central and South Co., Ltd.	An affiliate company majority-owned by Lutong Highway	6,884,001	loans to related party
Fujian Honglong Ocean Fishery Company Limited	An affiliate company majority owned and controlled by Ping Lin, spouse of Xinrong Zhuo and a Family Member	5,661,371	loans to related party
Xiaofang Zhuo	A Family Member	4,810,204	loans to related party
Fuzhou Haifeng Dafu Ocean Fishing Co., Ltd	An affiliate company owned by Longfei Zhuo and Honghong Zhuo	2,695,521	loans to related party
Fuzhou Wanhao Real Estate Property Investment Co., Ltd.	An affiliate company majority-owned and controlled by Qing Lin	2,563,697	loans to related party
Fujian Lutong Highway Engineering Construction Co., Ltd	An affiliate company majority owned by Xiaojie Wu, brother-in-law of Xinrong Zhuo	2,157,620	loans to related party
Fujian Gangjun ConstructionCo., Ltd.	An affiliate company ultimately controlled by Xinrong Zhuo	1,824,498	loans to related party
Honghong Zhuo	Daughter of Xinrong Zhuo	1,644,564	loans to related party
Fujian Haiyi International Shipping Agency Co., Ltd.	An affiliate company to which the company acted as a trustee equity owner. Haiyi International is ultimately majority owned and controlled by Sunqiang Zhou, brother-in-law of Xinrong Zhuo and a Family Member	242,717	loans to related party

Mr. Larry Spirgel January 8, 2013 Page 15

Fujian International Trading and Transportation Co., Ltd.	An affiliate company to which the company acted as a trustee equity owner. Haiyi International is ultimately majority owned and controlled by Sunqiang Zhou, brother-in-law of Xinrong Zhuo and a Family Member	142,428	loans to related party
Qing Lin	Brother-in-law of Xinrong Zhuo, a Family Member	100,689	loans to related party
Haoyouli Beneficiary	In August 2012, Pingtan Fishing and Beneficiaries of the three entities agreed to terminate Trust Agreements and ceased to be the standing stockholder of the entities. As of September 30, 2012, these balances were still outstanding from respective beneficiaries and designated individuals.	4,057,604	loans to related party
Xinnong Beneficiary		598,196	loans to related party
Haiyi International Beneficiaries		403,545	loans to related party

		$97,700,836

Due from related parties represented loans to related parties. These balances are not collateralized, carry no interest, and do not have specific repayment terms.

The nominee shareholders of the above related parties are all members of Xinrong Zhuo family. Pursuant to a Family Agreement entered into amongst Xinrong Zhuo and certain of his family members (each a “Family Member”), each Family Member delegates voting rights derived from his/her direct or indirect equity interest in the companies and the right to dispose of his/her direct or indirect equity interest in the companies to a non-family member party, to Xinrong Zhuo. The Family Agreement further authorizes Xinrong Zhuo to be responsible for the day-to-day operations and financial management of the companies.

Accordingly, Xinrong Zhuo and the Family Members are the ultimate beneficial owners of the above related parties and Xinrong Zhuo is regarded as the controlling person.

(iii) As of September 30, 2012, due to related parties, representing loans provided by related parties, were as follows:

Mr. Larry Spirgel January 8, 2013 Page 16

Related parties	Relationship	Amount as of September 30,2012	Description
Fujian Xinnong Ocean Fisheries Development Co., Ltd.	An affiliate company to which the company acted as a trustee equity owner. Xinnong is ultimately owned and controlled by Xiaojie Wu	$18,199,082	loans from related parties
Fuzhou DongxingLongju Real Estate Co., Ltd.	An affiliate company owned by Xinrong Zhuo	5,586,327	loans from related parties
Cheng Chen	Cousin of Xinrong Zhuo, a Family Member	1,772,432	loans from related parties
Longfei Zhuo	Cousin of Xinrong Zhuo, a Family Member	1,600,481	loans from related parties
Fuzhou Hairong Trading Co., Ltd.	An affiliate company under Xinrong Zhuo’s common control	791,264	loans from related parties
Pingtan Heshun Fuel Co., Ltd.	An affiliate company under Xinrong Zhuo’s common control	759,615	loans from related parties
		$28,709,201

Pursuant to the Pingtan Fishing share purchase agreement, Pingtan Fishing’s controlling equity owner, Xinrong Zhuo has arranged the repayment of 70% of the net amount resulting from “Due from Related Parties” offset against “Due to Related Parties” as of September 30, 2012, and Xinrong Zhuo shall agree in writing to arrange the repayment of the remaining 30% of such amount on or prior to the first anniversary of the consummation of the Pingtan Fishing share purchased.

(iv) Accounts payable to related parties

September 30, 2012
Avona	$6,163,051
Hong Long	2,290,649
Haifeng Dafu	215,383
$8,669,083

(v) As of September 30, 2012, Notes receivable (banker’s acceptances) transferred from related parties were as follows:

Notes receivable transferred from related parties represent banker’s acceptance notes originated from sales of goods and rendering of services between related parties in which Pingtan Fishing was not a transacting party. Banker’s acceptance notes are interest-free, with a maturity of nine months and their payments are guaranteed by respective banks. Pingtan Fishing received banker’s acceptance notes from related parties through endorsement, and subsequently collateralized them to banks for the purpose of securing short-term loans. Upon receipt of these banker’s acceptance notes, Pingtan Fishing recorded additions to “due to related parties”. In statements of cash flows, amount of banker’s acceptance notes transferred from related parties was excluded from calculation of cash provided by financing activities and was included as a non-cash financing activity in supplementary information as no cash was received by the Company in the transfer.

Mr. Larry Spirgel January 8, 2013 Page 17

As of September 30, 2012 notes receivable consisted of three bankers’ acceptance notes issued by Hong Long and Haifeng Dafu totaling $11,077,703 and $3,639,816, due December 25, 2012 and January 2, 2013, respectively.

13.	We note your revised disclosure provided in response to comments 4 and 5 in our letter dated November 21, 2012. Please revise your disclosure to discuss the following:

•	Discuss the amount of the short-term loan Pingtan Fishing received from Fuzhou Rural-Commercial Bank, in which certain fishing vessels were pledged as collateral;

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

•	Disclose that in October 2012 Pingtan Fishing entered into two pledge contracts with China Minsheng Banking Corp., Ltd. pursuant to which Pingtan Fishing put 10 fishing vessels with carrying amounts of approximately $9,500,000, as collateral to secure Hong Long’s $10,300,000 long-term loans from the financial institution which are due April 18, 2015. Discuss why Pingtan Fishing would pledge its fishing vessels as collateral for a loan to a competing company and explain how this would be beneficial or detrimental to the combined company. To provide context, discuss the China Growth Equity Investment Ltd. December 28, 2012 materiality of the 10 pledged fishing vessels to Pingtan Fishing and disclose the total number of Pingtan Fishing vessels and their total carrying amount.

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

•	Explain your reference to the “base” owned by Mr. Xinrong Zhou where a large portion of Pingtan Fishing’s operations are conducted. Discuss the terms of the contractual agreement between Pingtan Fishing and Avona Mina Lestari which allows for Pingtan Fishing to use the base;

Mr. Larry Spirgel January 8, 2013 Page 18

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

•	Identify the persons associated with Avona Mina Lestari and disclose whether the persons are considered affiliates of CGEI, CDGC or Pingtan Fishing.

Changes in response to the Staff’s Comment have been made to page 2 of the Revised Proxy Statement.

14.	Please also provide disclosure of all current related party arrangements of the companies and affiliates being acquired in this business combination under “Interests of CDGC and Pington Fishing Officers and Directors in the Business Combination” on page 167. We encourage you to use tables and charts to present the information so that the nature and value of the related party arrangements is clear and understandable.

Changes in response to the Staff’s Comment have been made to page 167 of the Revised Proxy Statement.

Q: Do CGEI shareholders have redemption rights?, page 6

15.	Please disclose the approximate redemption amount per share that a CGEI shareholder would receive as of the latest practical date. Also disclose the initial public offering price per unit ($10) for comparative purposes.

Changes in response to the Staff’s Comment have been made to page 6 of the Revised Proxy Statement.

16.	Please disclose the maximum number and percentage of shares that could be redeemed before less than $5 million remains in the trust account.

Changes in response to the Staff’s Comment have been made to page 7 of the Revised Proxy Statement.

Summary, page 9

The Proposed Business Combination, page 10

Mr. Larry Spirgel January 8, 2013 Page 19

17.	Please discuss the basis for your estimate that CGEI expects to collect approximately $113 million from PRC subsidiaries and VIEs in 2012. Discuss what entity will receive the money, where the money will be located and if and how the money can be exchanged for US dollars and leave the PRC. To provide context, disclose the amount of money that CDGC’s PRC subsidiary has received from Fujian Service in the last three years, the amount of that money that CGEI has received, the amount that has been exchanged for currency other than RMBs and the amount that has been moved outside of the PRC.

Changes in response to the Staff’s Comment have been made to page 10 of the Revised Proxy Statement.

18.	Please explain the last sentence of the second paragraph of this subsection. It appears that there may be a typographical error.

Changes in response to the Staff’s Comment have been made to page 10 of the Revised Proxy Statement.

19.	Please attempt to make the words and numbers within the organizational charts on pages 10, 92 and 126 more readable.

Changes in response to the Staff’s Comment have been made to pages 10, 81, 88, 89 and 125 of the Revised Proxy Statement.

Total CGEI Shares to be Issued, page 11

20.	For each acquisition, disclose the total value of the consideration to be paid to shareholders of CDGC and the shareholders of Merchant Supreme.

Changes in response to the Staff’s Comment have been made to page 11 of the Revised Proxy Statement.

Officers and Directors of CGEI, page 13

21.	We note your revised disclosure provided in response to comment 9 in our letter dated November 21, 2012. Please revise your disclosure to state that Mr. Xinrong Zhuo is also the founder of Pingtan Fishing.

Changes in response to the Staff’s Comment have been made to page 13 of the Revised Proxy Statement.

Mr. Larry Spirgel January 8, 2013 Page 20

Risk Factors, page 20

CGEI’s board did not obtain a fairness opinion in determining..., page 21

22.	We note your revised disclosure provided in response to comment 11 in our letter dated November 21, 2012. However, please clarify your disclosure in the first paragraph of the risk factor stating that the CGEI board believed it was qualified to conclude that the business combination was fair from a financial perspective to CGEI shareholders, given the disclosure in the second paragraph of the risk factor that the CGEI board may have limited experience in valuing certain business prospects of CDGC and Pingtan Fishing, and thus may be unable to effectively value and analyze the businesses of CDGC and Pingtan Fishing. We note you specifically reference the lack of experience among your directors in valuing businesses within the dredging and commercial fishing markets. We also note disclosure on page 162 stating that the entire board of CGEI is capable of performing a comprehensive analysis on CDGC’s and Pingtan Fishing’s operations and valuation. These disclosures appear to be inconsistent when discussing your board’s capabilities to properly value businesses such as CDGC and Pingtan Fishing. Please advise.

Changes in response to the Staff’s Comment have been made to page 21 of the Revised Proxy Statement.

23.	Please also identify within this risk factor which directors may have conflicts of interest with respect to the business combination, thus making your board’s valuation less reliable than that of an independent financial advisor. Briefly discuss the nature of the potential conflicts of interest.

Changes in response to the Staff’s Comment have been made to page 21 of the Revised Proxy Statement.

Failure to complete the business combination could negatively affect the share prices..., page 23

24.	Revise this risk factor to discuss the specific circumstances CGEI may be required to pay the “other party” a termination fee of $3 million. Identify the “other party.” In addition, discuss the specific circumstances CGEI may be obligated to pay Merchant Supreme a termination fee of $3 million pursuant to the Pingtan Fishing share purchase agreement. Please also clarify whether any termination fees will come out of the funds held on deposit in the CGEI trust account.

Mr. Larry Spirgel January 8, 2013 Page 21

Changes in response to the Staff’s Comment have been made to pages 23 and 24 of the Revised Proxy Statement.

In connection with an initial business combination approved by CGEI shareholders..., page 28

25.	If currently known, identify any ordinary shareholders, or certain shareholders acting in concert as a group, that will be restricted from seeking conversion rights with respect to more than 10% of the shares sold in the initial offering.

The Company does not currently know of any shareholders acting in concert as a group, which will be restricted from seeking conversion rights with respect to more than 10% of the shares sold in the initial offering.

Risks Relating to CDGC’s Business, page 33

Risks Relating to Doing Business in the PRC, page 38

Risks Relating to CDGC’s Securities, page 47

Risks Relating to Pingtan Fishing’s Business, page 49

26.	Please revise these sections so that it clear whether and how the risks discussed (including PRC laws and regulations) apply to the combined company or the proposed transactions.

Changes in response to the Staff’s Comment have been made to pages 33 through 60 of the Revised Proxy Statement.

Risks Relating to Doing Business in the PRC, page 38

27.	Please include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers

Changes in response to the Staff’s Comment have been made to page 46 of the Revised Proxy Statement.

If the PRC government determines that CDGC’s contractual arrangements..., page 40

Mr. Larry Spirgel January 8, 2013 Page 22

28.	You disclose that, “Mr. Zhuo, as a Hong Kong citizen and ultimate controlling shareholder of Fujian Service, is not prohibited from indirectly controlling the dredgers owned by Fujian Service.” Please clarify, if true, that Mr. Zhuo’s indirect control of the dredgers is also not expressly permitted. Also disclose whether Mr. Zhuo’s indirect control of Fujian Service was disclosed when the dredgers were registered with China nationality. Provide comparable disclosure under the similar risk factor regarding Pingtan Fishing.

Changes in response to the Staff’s Comment have been made to pages 41 and 54 of the Revised Proxy Statement.

Contractual arrangements, including voting proxies, with CDGC’s affiliated entities for CDGC’s dredging businesses may not be as effective..., page 41

29.	Please provide more specific disclosure on the difficulties of enforcing the contractual arrangements with the shareholders of the VIEs. For example, discuss whether injunctive relief would be available in these circumstances under PRC law. Also discuss how you may not be able to exercise the call option agreement due to the inability of the VIE to be wholly foreign owned. Furthermore, discuss how your monetary damages may be limited to the amount pledged under the equity pledge agreement. Provide similar disclosure with in the risk factor about the contractual arrangements with the shareholders of Pingtan Fishing.

Changes in response to the Staff’s Comment have been made to pages 42 and 55 of the Revised Proxy Statement.

Currency fluctuations and restrictions on currency exchange may adversely affect CDGC’s business..., page 46

30.	Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect the combined company’s ability to finance its PRC subsidiaries, including Fujian WangGang and Pingtan Guansheng. Include a discussion of how Circular 45 operates in conjunction with existing Circular 142.

Changes in response to the Staff’s Comment have been made to pages 47 and 60 of the Revised Proxy Statement.

Mr. Larry Spirgel January 8, 2013 Page 23

31.	Please tell us whether the business scopes of your PRC subsidiaries WangGang and Pingtan Guansheng include equity investments. If they do not, please expand this risk factor or provide a new risk factor to explain how this limitation will affect the combined company’s ability to finance its PRC subsidiaries, including, but not limited to, what use can be made of Renminbi converted from foreign currency-denominated capital for equity investments in the PRC by the combined company’s PRC subsidiaries.

Changes in response to the Staff’s Comment have been made to pages 47 and 60 of the Revised Proxy Statement.

Information about China Dredging Group Co., Ltd., page 81

32.	We note the revised disclosure provided in response to comment 26 in our letter dated November 21, 2012. Please revise your disclosure to discuss the specific business operations of PingTan Xing Yi Port Service Co. Ltd. (“PingTan XingYi”), which you disclose was established as another operating company of CDGC. Also discuss the specific business operations of PingTan ZhuoYing Dredging Engineering Construction Co. Ltd. (“PingTan ZhuoYing”). Discuss whether any of the current officers and directors of CGEI, CDGC and Pingtan Fishing are affiliated with these entities. Explain why CDGC is in the process of establishing contractual arrangements for PingTan XingYi and PingTan ZhuoYing.

Changes in response to the Staff’s Comment have been made to page 80 of the Revised Proxy Statement.

Contracted Management Agreement, page 84

33.	You disclose that, under the Management Agreement, Fujian WangGang has agreed to pay Fujian Service an annual fee of RMB one million and Fujian Service will pay to Fujian WangGang 100% of the net profits of Fujian Service. Please disclose the amounts paid by Fujian WangGang and Fujian Service to each other in the fiscal years since the agreement was entered into.

Changes in response to the Staff’s Comment have been made to page 83 of the Revised Proxy Statement.

Liquidity and Capital Resources, page 102

34.	We note that CDGC had cash of $210.6 million as of September 30, 2012. Please describe the currency in which this cash is denominated and whether the cash is located in the PRC. In addition, describe the costs that would be incurred to repatriate the cash to your home country or show us where that disclosure is presented.

Mr. Larry Spirgel January 8, 2013 Page 24

The cash is geographically located as follows:

September 30, 2012
(Unaudited)

Hong Kong	$179,440
The PRC	210,373,395
$210,552,835

Maximum exposure to credit risk	$210,552,835

The cash is denominated in the following currencies:

September 30, 2012
(Unaudited)

USD	$437,439
RMB	209,981,876
HKD	133,520
$210,552,835

Beside normal bank charges, CDGC is not aware of any cost that would be incurred to repatriate the funds to its home country.

35.	Please disclose the amounts owed by the VIE under the VIE agreements to the WFOE.

Changes in response to the Staff’s Comment have been made to page 102 of the Revised Proxy Statement.

Information About Pingtan Fishing, page 125

36.	Please clarify your response to comment 34 in our letter dated November 21, 2012. Specifically, discuss which part of the reorganization contemplated by the Pingtan Fishing Purchase Agreement has been completed, thus causing Pingtan Fishing to currently own the three subsidiaries depicted in the organizational chart on page 126.

Mr. Larry Spirgel January 8, 2013 Page 25

The Company respectfully advises the Staff that all reorganization steps have been finalized, including the establishment of three wholly-owned subsidiaries in Pingtan County, as described in Section 2.3 of Exhibit F to the Pingtan Fishing share purchase agreement.

The Business Combination, page 161

Background of the Business Combination, page 162

37.	We note your response to comment 39 in our letter dated November 21, 2012. Please clarify why CGEI’s board believed a stronger and more diverse corporate entity would be created with the inclusion Pingtan Fishing in the business combination with CGEI. Discuss what information Mr. Zhou provided about Pingtan Fishing to CGEI and CDGC in the referenced several formal meetings between CGEI management and CDGC management.

Changes in response to the Staff’s Comment have been made to page 162 of the Revised Proxy Statement.

38.	You disclose on page 162 that Mr. Zhuo expressed interest in CDGC becoming a publicly traded company in the U.S. through a business combination with a blank check company. Since CDGC was already a reporting company with the SEC, explain how CDGC’s combination with a blank check company would assist it with becoming publicly traded.

Changes in response to the Staff’s Comment have been made to page 162 of the Revised Proxy Statement, pursuant to which a portion of the referenced disclosure was deleted.

39.	Please discuss how the companies negotiated and came to an agreement on material provisions of the merger and share purchase agreement, including the requirement for at least $5 million cash to remain in CGEI and the termination fees. Discuss which party proposed the number of shares to be issued in each acquisition and the extent to which the consideration was negotiated.

Changes in response to the Staff’s Comment have been made to page 162 of the Revised Proxy Statement.

Mr. Larry Spirgel January 8, 2013 Page 26

40.	We note your disclosure that CGEI’s management relied on certain financial projections of CDGC and Pingtan Fishing when conducting its valuation analysis of the respective businesses. Please disclose in the proxy statement all material projections of CDGC and Pingtan Fishing utilized by CGEI’s management in conducting its valuation analyses. In addition, disclose the bases for and the nature of the material assumptions underlying the projections. For example, please disclose the various discount rates used in the discounted cash flow valuation analysis of Pingtan Fishing.

With regard to Pingtan Fishing, changes in response to the Staff’s Comment have been made to page 164 of the Revised Proxy Statement. With regard to CDGC, no projections were used in the valuation. See the response to Comment 42 for further details.

41.	Please clarify how each valuation analysis resulted in the exchange ratio for the CDGC merger and number of shares to be issued in the share purchase agreement.

Changes in response to the Staff’s Comment have been made to pages 163 and 164 of the Revised Proxy Statement

42.	Please explain why the CGEI board of directors determined the value of CDGC based only on a comparable companies analysis and did not conduct any other valuations, such as a discounted cash flow analysis.

The Company respectfully submits that a comparable companies analysis normally is the preferred method to use to determine valuation of targets, given that selected listed companies are engaged in the same or similar business as the targets provide good benchmarks to determine value as information is readily available to the public. Furthermore, comparable trading data and expected financial performance are the method s many public investors use to evaluate companies in the industries in which both CDGC and Pingtan Fishing operate.

Mr. Larry Spirgel January 8, 2013 Page 27

43.	To provide context to the discussion of the valuation of CDGC and Pingtan Fishing, disclose the value of the consideration to be paid pursuant to the merger and share purchase agreement.

Changes in response to the Staff’s Comment have been made to page 162 of the Revised Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Data, page 194

44.	We note your response to comments 32, 44, and 49 from our letter dated November 21, 2012. We note in your response to comment 44(a) that the Board of Directors of CGEI after the merger is consummated will initially consist of seven members, with five members, (two of whom shall be independent directors) designated by the shareholders of China Dredging Group Co., Ltd and two members, (each of whom shall be an independent director) designated by CGEI. You also indicate in your response that CGEI may appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director by an “Ordinary resolution”, which can be passed by a simple majority of the members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, or by unanimous written resolution. We also note on page 205 that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors and, that Mr. Xinrong Zhuo will own approximately 57.4% of the common shares of CGEI after the merger is consummated. In this regard, tell us:

1-	How the original composition of the members of the board of directors of CGEI was determined;

The original board of directors was determined by the founders of the Company. Following the initial appointment, under the current articles of association, the directors are now determined by ordinary resolution of the CGEI shareholders in a general meeting.

2- Who will be the directors of the Class A, Class B and Class C directors;

The directors of CGEI will be classified as follows:

Class A – Zengbiao Zhu and Yeling Zhou

Class B- Jin Shi and Xuesong Song

Class C – Bin Lin, Lin Biao and Xinrong Zhuo

Mr. Larry Spirgel January 8, 2013 Page 28

3- Why the directors will be divided into three different classes;

The directors are divided into three classes because the Company’s Articles of Association requires so and such structure can only be amended by shareholder approval. The reason for the staggered board is to create stability of the board in a long-term perspective.

4- Whether Mr. Xinrong Zhou has the ability to appoint and remove the directors.

In accordance with CGEI’s Amended and Restated Memorandum and Articles of Association, CGEI shareholders may appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director by an “Ordinary Resolution”, which can be passed by a simple majority of the members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, or by unanimous written resolution. Consequently, if Mr. Xinrong Zhuo holds over 50 percent of the ordinary shares in the capital of China Growth he will be able to control the composition of the board at the general meeting, but would need approval from the other shareholders to do so by written resolution.

45.	We also note from your response to comment 44(a) from our letter dated November 21, 2012 that the office of a director shall be vacated if all the other directors of CGEI (being not less than two in number) resolve that he should be removed as a director. Please explain to us in more detail the meaning of this provision.

Article 105.5 of CGEI’s Amended and Restated Memorandum and Articles of Association provide that a director shall be removed from office if all the other Directors of the Company (being not less than two in number) resolve that he should be removed as a Director.  Although this provision is expansive, and permits the directors to remove a person form the board for any reason whatsoever, directors are still constrained by their fiduciary duties and must exercise this power in what they perceive to be the best interests of the company.  As such, a director can only be removed for proper cause such as failure to discharge their duties.  The directors would be in breach of their fiduciary duties if they removed another director merely to gain control of the board.

Mr. Larry Spirgel January 8, 2013 Page 29

46.	We note from your response to comment 44(f) from our letter dated November 21, 2012 that Mr. Xinrong Zhuo participated in the overall planning and designed the whole process of the CDGC VIE structure. Please tell us Mr. Xinrong Zhuo’s ownership percentages of the operating companies prior to the design of the CDGC VIE structure. In addition, explain to us how Mr. Qing Lin and Mr. Panxing Zhuo came to own the shares in the VIEs. Also, tell us whether Mr. Xinrong Zhuo has the right to replace the shareholders of the VIE at any time and for nominal consideration.

Before the establishment of the CDGC VIE structure in May and June 2010, Fujian Service, CDGC’s operating entity, was originally owned by two individuals, Qing Lin and Panxing Zhuo, who held 91% and 9% ownership interests, respectively. Qing Lin and Panxing Zhuo are the brother-in-law and the father of Mr. Xinrong Zhuo, CDGC’s Chairman and Chief Executive Officer. Pursuant to an agreement executed between certain family members of Xinrong Zhuo in December 2007, Qing Lin and Panxing Zhuo held their interests as representatives of the family and accepted Xinrong Zhuo’s right to make all executive decisions and manage the business. The agreement also gave Mr. Xinrong Zhuo the exclusive right to make executive decisions and manage Fujian Service. Mr. Xinrong Zhuo personally holds no ownership in Fujian Service.

In May 2010, Qing Lin and Panxing Zhuo sold all of their ownership interests in Fujian Service to Wonder Dredging, which they also owned fully and in the same percentages as their ownership interests in Fujian Service. Subsequent to this transaction, Wonder Dredging owned 100% of Fujian Service. In June 2010, Fujian WangGang acquired a 50% ownership interest in Fujian Service from Wonder Dredging by committing to invest, as a capital contribution, approximately $23.6 million into Fujian Service, which commitment was fully satisfied in January 2011. This reduced Wonder Dredging’s ownership interest in Fujian Service to 50%. Subsequent to this transaction, Wonder Dredging owned 50% of Fujian Service and Qing Lin and Panxing Zhuo indirectly held the interest in Fujian Service through Wonder Dredging.

In June 2011, after the establishment of the CDGC VIE structure, Fujian WangGang, CDGC’s PRC subsidiary, entered into VIE Agreements with Fujian Service, Wonder Dredging, Mr. Qing Lin and Mr. Panxing Zhuo to obtain irrevocable management control over both Wonder Dredging and Fujian Service. Through these agreements, Fujian WangGang has the right to, among other things, purchase the other 50% interest in Fujian Service from Wonder Dredging for consideration which is equivalent to the net asset value of the latest quarterly report of Fujian Service under U.S. GAAP preceding the purchase date. Mr. Xinrong Zhuo may execute the control of Fujian Service, or even replace the shareholders of the Fujian Service by the decisions and actions legally performed within CDGC’s corporate structure. However, with the establishment of the CDGC corporate structure, Mr. Xinrong Zhuo does not have the right to replace the shareholders of the VIE at any time and for nominal consideration.

Mr. Larry Spirgel January 8, 2013 Page 30

47.	We note from your response to comment 44 from our letter dated November 21, 2012 that the WFOE has a responsibility under PRC law to act pursuant to the decisions of its shareholder which would include enforcing the WFOE’s rights under the VIE agreements. We further note from your response to comment 50 from our letter dated November 21, 2012 that the WFOE has full control of all the business and operations of Fujian Service. Please describe to us the substance of the WFOE. In your response, tell us the number of employees at the WFOE and describe the activities it conducts outside of the operation of the VIEs. We are trying to understand whether one can look-through the WFOE in the accounting analysis.

The WFOE (Fujian WanGang) has two employees. The establishment of the WFOE is solely for the purpose of controlling Fujian Service under the terms and conditions set forth in the VIE agreements, which are established to address PRC regulatory restrictions on foreign ownership. The WFOE does not have any operating activities or hold any other assets, and the economics and arrangement between CDGC and VIEs would still be the same even if the WFOE was not inserted as a holding company of Fujian Service. The management of CDGC has determined that the VIE agreements constitute a combination of entities under common control, because CDGC’s Chief Executive Officer, Mr. Xinrong Zhuo, controls CDGC and its subsidiary Fujian WangGang, as the major shareholder of the CDGC group.

China Dredging Group Co., Ltd

Notes to Consolidated Financial Statements

1. Description of Business and Organization, page F-8

48.	We note that Fujian WangGang has the obligation to absorb losses of Fujian Service and Wonder Dredging. Please explain to us and disclose what gives rise to this obligation.

Under the Exclusive Option Agreement, Fujian WangGang receives all value of Wonder Dredging’s only material asset, its ownership interest in Fujian Service. Fujian WangGang has a direct 50% ownership interest in Fujian Service and a corresponding obligation to absorb 50% of Fujian Service’s losses. In addition, Fujian WangGang is the beneficial owner of Wonder Dredging’s 50% ownership interest in Fujian Service, which gives rise to the obligation to absorb losses and the right to receive benefits that could potentially be significant to Fujian Service. Fujian WangGang’s obligation to bear losses of Wonder Dredging is established in Clause 3 of the Exclusive Option Agreement. Fujian Service has not experienced any loss since its inception and there is no incidence that gives rise to any obligation so far.

Changes in response to the Staff’s Comment have been made to page 114 and F-15 of the Revised Proxy Statement.

Mr. Larry Spirgel January 8, 2013 Page 31

49.	Please disclose the judgments made and risks associated with your involvement with the VIEs. Refer to ASC 810-10-50-2AA.

The Company respectfully submits to the Staff that it believes that the CDGC financial statements already include adequate disclosure about the judgments made by management in assessing the risks associated with CDGC’s involvement with the VIEs. The disclosure of these judgments is in Note 1 to the financial statements on Page F-12.

Mr. Larry Spirgel January 8, 2013 Page 32

The VIE Agreements result in the risk that CDGC’s control over Wonder Dredging and Fujian Service may not be as effective in providing operational control as direct or indirect ownership.

Since applicable PRC laws, rules and regulations restrict foreign ownership in the enterprises which own the ships allowed to operate within PRC waters, CDGC and its wholly owned subsidiaries only directly own 50% of the equity interest in Fujian Service, the PRC operating company, and entered into the VIE agreements with Wonder Dredging, which is a PRC domestic company and legal owner of the other 50% equity interest in Fujian Service, and all the shareholders of Wonder Dredging. Fujian Service holds the licenses and approvals pertaining to the operation of CDGC’s dredging business. CDGC conducts its dredging business and derives related revenues through the direct ownership and through the VIE Agreements. As CDGC and its wholly owned subsidiaries do not have a controlling ownership interest in Fujian Service, the VIE Agreements including the voting proxies granted to Fujian WangGang, may not be as effective in providing CDGC with control over these companies as 100% direct or indirect ownership. If CDGC were the controlling shareholder of Fujian Service with direct or indirect ownership, CDGC would be able to exercise its rights as shareholder to effect changes in the board of directors more effectively, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level.

However, pursuant to the VIE Agreements, if Fujian Service, Wonder Dredging or the shareholders of Wonder Dredging fail to perform their obligations under these contractual arrangements, CDGC may be forced to (i) incur substantial costs and resources to enforce such arrangements, including the voting proxies, and (ii) rely on legal remedies available under PRC law, including exercising Fujian WangGang’s call option right over the equity interests in Fujian Service, seeking specific performance or injunctive relief, and claiming monetary damages. In the event that CDGC is unable to enforce these contractual arrangements, or if CDGC suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, CDGC’s business, financial condition and results of operations could be materially and adversely affected.

Mr. Larry Spirgel January 8, 2013 Page 33

Changes in response to the Staff’s Comment have been made to page F-16 of the Revised Proxy Statement.

20. Subsequent Events, page F-85

(a) BT project in Kemen Industrial Zone of Lianjiang County, Fujian Province, page F-85

50.	We note your disclosure on page F-85 that your subsidiary, “PingTan XingYi is responsible for part of the investment, financing... within the scope of the BT project.” In this regard, please disclose the dollar value of your commitment to the BT project. Disclose how you plan to account for this transaction. Also, disclose this information in the liquidity section of your MD&A.

Changes in response to the Staff’s Comment have been made to page 113 and page F-85 of the Revised Proxy Statement.

(b) Deadline for listing on a qualifying exchange was extended, page F-85

51.	We note your disclosure on page F-82 where you discuss the potential financial effect if a settlement is reached regarding your Class A Preferred Shares redemption extension. Since you disclose on page F-85 that the deadline for listing on a qualifying exchange was extended to December 31, 2013, please disclose the final terms of the settlement and the future effect to your financial statements. Also, disclose this information in the liquidity section of your MD&A.

Changes in response to the Staff’s Comment have been made to page 105 and page F-85 of the Revised Proxy Statement.

Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd.

Note 1 – Summary of Operation, Basis of Presentation and Summary of Significant Accounting Policies, page F-114

(h) Notes Receivable, Accounts Receivable and Other Receivables F-115

Mr. Larry Spirgel January 8, 2013 Page 34

52.	We note your response to comment 54 from our letter dated November 21, 2012. In future filings please disclose on the face of the balance sheet that these are receivables transferred from related parties. Also, in the footnotes to your financial statements disclose information similar to what you provided in your response.

In the Revised Proxy Statement, Pingtan Fishing disclosed on the face of the balance sheet that these are receivables transferred from related parties and Note 11 (c) on page F-127 has been revised as follows:

(c) Notes receivable

Notes receivable transferred from related parties represent banker’s acceptance notes originated from sales of goods and rendering of services between related parties in which the Company was not a transacting party. Banker’s acceptance notes are interest-free, with a maturity of nine months and their payments are guaranteed by respective banks. The Company received banker’s acceptance notes from related parties through endorsement, and subsequently collateralized them to banks for the purpose of securing short-term loans. See Note 8 to these financial statements. Upon receipt of these banker’s acceptance notes, the Company recorded additions to “due to related parties”. In statements of cash flows, amount of banker’s acceptance notes transferred from related parties was excluded from calculation of cash provided by financing activities and was included as a non-cash financing activity in supplementary information as no cash was received by the Company in the transfer.

As of September 30, 2012 notes receivable consisted of three bankers’ acceptance notes issued by Hong Long and Haifeng Dafu totaling $11,077,703 and $3,639,816, due December 25, 2012 and January 2, 2013, respectively.

Note 11 – Related Party Transactions and Balances, page F-125

53.	We note your statement on page F-129 that, “In August 2012, the Company and Haoyouli Beneficiary, Xinnong Beneficiary and Haiyi International Beneficiaries agreed to terminate Haoyouli, Xinnong and Haiyi International’s Trust Agreements. Immediately following the termination of Trust Agreements, the Company disposed of its equity interest in Haoyouli and Haiyi International to Sunqiang Zhou, and disposed of its equity interest in Xinnong to Xu Jiang, a designee of Xinnong Beneficiary, and ceased to act as standing equity owners of Haoyouli, Xinnong and Haiyi International.” However, based on your December 31, 2011 and previously filed June 30, 2012 financial statements, it doesn’t appear that these equity investments were recorded. Please advise.

Mr. Larry Spirgel January 8, 2013 Page 35

Please refer to Note 11 (e) (1) to (3) to the financial statements on page F-128 for the nine-month period ended September 30, 2012 on how these trust investment in Haoyouli, Xinnong and Haiyi International, Pingtan Fishing were accounted for. The termination of Trust Agreements only caused Pingtan Fishing to cease to be the standing stockholder of these companies, and did not change its accounting treatment for these items. As of September 30, 2012, these balances were still outstanding from respective companies. In addition, the paragraph in question has been revised as follows:

(4)	In August 2012, the Company and Haoyouli Beneficiary, Xinnong Beneficiary and Haiyi International Beneficiaries agreed to terminate respective Trust Agreements. Immediately following the termination of these Trust Agreements, the Company returned the entrusted interests in Haoyouli, Xinnong and Haiyi International (previously accounted for as loans to Haoyouli, Xinnong and Haiyi International, respectively) to respective beneficiaries and their designated individuals. As a result, the Company ceased to be the standing stockholder of the entities. As of September 30, 2012, these balances were still outstanding from respective beneficiaries and designated individuals.

[remainder of page intentionally left blank]

Mr. Larry Spirgel January 8, 2013 Page 36

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad
Reed Smith LLP